

Mail Stop 3561

July 20, 2017

Koon Wing Cheung
Chief Executive Officer
Cosmos Group Holdings Inc.
Rooms 1309-11, 13th Floor, Tai Yau Building
No. 181 Johnston Road
Wanchai, Hong Kong

> **Re:** **Cosmos Group Holdings Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed July 7, 2017**
> **File No. 000-55793**

Dear Mr. Cheung:

We have reviewed your responses to the comments in our letter dated June 15, 2017 and your amended registration statement and have the following additional comments.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. We note your response to our prior comment 2. Please indicate you are an Emerging Growth Company or provide us your analysis as to why you do not believe you are an Emerging Growth company.

Business, page 1

Overview, page 1

History, page 1

2. We have reviewed your disclosure made in response to our prior comment 5. We note you do not expect to engage in a name change in the near future. Given that your

historical financial statements in the reverse merger are those of Lee Tat Transportation Int'l Limited ("Lee Tat") and that since the acquisition, you will maintain your current name, please consider providing name clarification of the financial statements for periods subsequent to the May 12, 2017 reverse merger. In this regard, it appears subsequent period financial statements and comparative periods should be named Cosmos Group Holdings Inc.

Expansion into China, page 6

3. If required by Item 601(b)(10) of Regulation S-K, please file the cooperation agreement with SHY as an exhibit.

Certain Relationships and Related Transactions, and Director Independence, page 35

4. We have reviewed your response to our prior comment 15. Please confirm to us that the advances from Cosmos Links, which is controlled by your President and Interim Chief Financial Officer, Miky Wan, will also be included in the consolidated financial statements of Cosmos Group Holdings Inc. in periods subsequent to the reverse merger. In this regard, also please confirm to us that the March 31, 2017 outstanding balance of US$15,018 is reflected in the line item Amounts due to related parties under the column for Historical COSG in the pro forma balance sheet at page F-31.

Financial Statements and Exhibits, page 40

5. We note your listing within the Exhibits, reference to Exhibit 23 regarding a consent of HKCMCPA Company Limited, which you indicate is being filed herewith. We are unable to locate such filed exhibit. Please revise or advise.

Unaudited Pro Forma Financial Statements, page F-30

Note 2. Basis of Presentation, page F-34

6. In the third paragraph, please revise the last sentence to omit references to the Form 8-K and to the Exhibits. We note such historical financial statements of Lee Tat are included in this Form 10, as amended. Also, please expand the second paragraph to disclose that the pro forma statements of operations for the year ended December 31, 2016 and the three months ended March 31, 2017 included herein give effect to the acquisition as if it occurred on January 1, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly Singleton at (202) 551-3328 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at (202) 551-3210 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure